November 25, 2024

VIA EDGAR

Tayyaba Shafique

Tracey Houser

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

10-K filed February 28, 2024

Form 8-K Filed February 27, 2024

File No. 001-35331

Ladies and Gentlemen:

On behalf of Acadia Healthcare Company, Inc. (the “Company”), we acknowledge receipt of your letter (the “Comment Letter”), dated November 15, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on February 27, 2024 (File No. 001-35331), and Form 8-K, filed on February 27, 2024 (File No. 001-35331), in which you requested that we respond within ten business days or advise you when we would provide a response. We have begun to analyze the comments of the staff of the U.S. Securities and Exchange Commission and the Company is in the process of preparing a response. We respectfully request an extension of five business days so that we may devote the appropriate amount of time and resources to ensure a sufficient response. The Company will provide a comprehensive response to the Comment Letter no later than December 6, 2024.

We appreciate your consideration in this matter. If you have any questions concerning our request, please contact Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Heather Dixon of the Company at (615) 861-7307.

[Signature Page Follows]

Very truly yours,

ACADIA HEALTHCARE COMPANY, INC.

/s/ Heather Dixon
Name: Heather Dixon
Title: Chief Financial Officer

cc:	Christopher H. Hunter, Acadia Healthcare Company, Inc.

Brian Farley, Acadia Healthcare Company, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Ieuan A. List, Kirkland & Ellis LLP